AB
3/13

14047396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-102450~~ 8-52131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JetTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

463 Ohio Pike, Suite 105
(No. and Street)

Cincinnati (City) Ohio (State) 42255-3722 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Garrett Frey 513-232-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 E. Fourth Street, 1100 Mercantile Center, Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DD 3/18/14

OATH OR AFFIRMATION

I, H. Garrett Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JetTrade, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

[signature]
Signature

Chairman
Title

[signature] 3-3-2014
Notary Public

TONYA L. DeVITO
Notary Public, State of Ohio
My Comm. Expires June 17, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

H. Garrett Frey
JetTrade, Inc.
463 Ohio Pike, Suite 105
Cincinnati, Ohio 45255-3722

We have audited the financial statements of JetTrade, Inc. for the years ended December 31, 2013 and 2012, and have issued our report thereon dated March 1, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 10, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by JetTrade, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements are:

> Management's estimate of the valuation allowance associated with the deferred tax asset is based on the evidence associated with the realization of the tax asset. We evaluated the key factors and assumptions used to develop the valuation allowance associated with the deferred tax asset in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated March 1, 2014.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to contact us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention. We have issued a report identifying significant deficiencies in internal control, dated March 1, 2014.

This information is intended solely for the use of H. Garrett Frey and management of JetTrade, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 1, 2014

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of JetTrade, Inc. as of and for the year ended December 31, 2013, in accordance with U.S. generally accepted auditing standards, we considered JetTrade, Inc.'s internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our procedures were also performed as required by the Securities Exchange Act Rule 17a-5. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in JetTrade, Inc.'s internal control to be significant deficiencies:

During 2013 the Company did not perform timely and accurate cash reconciliations. As a result, the company did not maintain an accurate general ledger nor did it prepare accurate Focus reports for all periods during 2013.

We recommend that the Company develop procedures to require the preparation of timely monthly bank reconciliations and they be reviewed to ensure the accuracy of the reconciliations. In addition the general ledger should be reviewed at least monthly to ensure the accuracy of reported balances.

This communication is intended solely for the information and use of management and others within the Company, and is not intended to be, and should not be, used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 1, 2014

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2013

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

Report on the Financial Statements
We have audited the accompanying financial statements of JetTrade, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, shareholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 1, 2014

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2013 and 2012

		2013	2012
- ASSETS -			
Cash and cash equivalents	$	**18,004**	28,137
Deposit with clearing broker		**50,039**	50,039
Commissions receivable		**715**	-
Secured demand note collateral		**50,000**	50,035
Prepaid expenses		**4,120**	4,120
Deferred income tax		**2,850**	2,850
TOTAL ASSETS	$	**125,728**	135,181
- LIABILITIES AND SHAREHOLDERS' EQUITY -			
LIABILITIES:			
Accounts payable	$	**833**	-
Due to clearing broker		**-**	2,891
Subordinated borrowings		**50,000**	50,000
TOTAL LIABILITIES		**50,833**	52,891
SHAREHOLDERS' EQUITY:			
Common stock; no par value, 500 shares authorized, 100 shares issued and outstanding		**50,000**	50,000
Additional paid-in capital		**252,110**	206,062
Retained earnings (deficit)		**(227,215)**	(173,772)
TOTAL SHAREHOLDERS' EQUITY		**74,895**	82,290
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**125,728**	135,181

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2013 and 2012

	2013	2012
REVENUES:		
Commissions	$ 306,476	344,357
OPERATING EXPENSES:		
Commissions	205,300	214,150
Salaries and benefits	39,796	40,840
Service fees	101,896	102,295
Other operating expenses	7,359	-
Interest expense	6,738	5,000
TOTAL OPERATING EXPENSES	361,089	362,285
OTHER INCOME	1,170	1,264
INCOME TAX EXPENSE	-	-
NET LOSS	$ (53,443)	(16,664)

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – January 1, 2012	$ 50,000	201,022	(157,108)	93,914
Net loss	-	-	(16,664)	(16,664)
Capital contribution	-	5,040	-	5,040
Balance – December 31, 2012	50,000	206,062	(173,772)	82,290
Net loss	-	-	**(53,443)**	**(53,443)**
Capital contribution	-	**46,048**	-	**46,048**
Balance – December 31, 2013	**$ 50,000**	**252,110**	**(227,215)**	**74,895**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (53,443)	(16,664)
Adjustments to reconcile net loss to net cash flows from operating activities:		
(Increase) decrease in deposit with clearing broker	-	(39)
(Increase) decrease in commisions receivable	(715)	3,627
(Increase) decrease in securities	35	2,104
(Increase) decrease in accounts receivable - other	-	1,050
(Increase) decrease in prepaid expenses	-	8,275
Increase (decrease) in accounts payable	833	-
Increase (decrease) in due to clearing broker	(2,891)	752
NET CASH FLOWS FROM OPERATING ACTIVITIES	(56,181)	(895)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	46,048	5,040
NET CASH FLOWS FROM FINANCING ACTIVITIES	46,048	5,040
NET CHANGE IN CASH AND CASH EQUIVALENTS	(10,133)	4,145
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,137	23,992
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 18,004	28,137

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2013 and 2012

		2013	2012
Subordinated borrowings - January 1	$	**50,000**	50,000
Change in subordinated borrowing		-	-
Subordinated borrowings - December 31	$	**50,000**	50,000

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is providing brokerage services to individuals. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSIT WITH CLEARING BROKER-
The Company is required to maintain a deposit with its clearing organization, which allows the Company to serve as an "introducing broker" into the clearing organization's system. This amount is not able to be withdrawn from the clearing organization and, therefore, is considered restricted.

RECEIVABLES AND CREDIT POLICIES-
Commissions receivable are stated at the amount billed and represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

SECURITIES TRANSACTIONS-
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Gain or loss from transactions or value fluctuations in the secured demand note collateral belong to the lender and are therefore excluded from the Company's results of operations. The collateral is recorded at the original balance of the collateral.

JETTRADE, INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2013
(Continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAIR VALUE MEASUREMENTS-
The Company uses fair value measurement accounting guidance to record the carrying value of, and adjustments to, certain assets and to determine fair value disclosures. The guidance establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three broad input levels defined in this guidance:

- Level 1 – quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;
- Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly; and
- Level 3 – inputs that are unobservable for the asset or liability.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects management's estimate of the loss carry forward that may not be realized.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2013. The Company's tax returns for the years 2010 and after are subject to possible examination by taxing authorities.

JETTRADE, INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2013
(Continued)

NOTE 2 - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE COLLATERAL

Subordinated borrowings, subject to a collateral agreement, consisted of a subordinated demand note with a related party, with a balance of $50,000 at December 31, 2013 and 2012. The note is due August 31, 2029 and bears interest at 10% annually. Interest expense and interest paid on the borrowing amounted to $5,000 in each of the years ended December 31, 2013 and 2012.

The subordinated borrowing is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted $50,000 of collateral consisting of a money market account with a balance of $50,000 and $50,035 at December 31, 2013 and 2012, respectively for the secured demand note. The Company is permitted, by contract, to sell or pledge this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

NOTE 3 - INCOME TAXES

The provision for income tax expense consists of the following:

	2013	2012
Current tax benefit	$ (8,016)	(2,500)
Deferred tax expense	8,016	2,500
Income tax expense	$ -	-
Gross deferred tax assets	$ 32,569	24,553
Valuation allowance	(29,719)	(21,703)
Net deferred tax asset	$ 2,850	2,850

The Company has net operating loss carry forwards of $221,736 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2033.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2013, the Company had net capital, as computed under Rule 15c3-1, of $116,657 which was $16,657 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $833 as of December 31, 2013.

Effective January 1, 2014 the Company's minimum capital requirement is reduced to $5,000.

JETTRADE, INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2013
(Continued)

NOTE 5 - **EXEMPTION FROM RULE 15c3-3**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - **RELATED PARTY TRANSACTIONS**

The Company is 99% owned by JetTrade Holdings, LLC ("LLC"), an entity that provides the Company the use of premises, furniture and equipment, and provides accounting, advertising, internet access, and other services. The Company reimburses the expense for which it is responsible. Total fees to LLC under this arrangement were $101,896 and $102,295 for the years ended December 31, 2013 and 2012, respectively. In addition, the majority owner of LLC transacts trades for the Company. Commissions of $205,300 and $214,150 were paid to the majority owner during the years ended December 31, 2013 and 2012, respectively.

NOTE 7 - **FINANCIAL INSTRUMENTS**

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2013.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 8 - **SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2013, through March 1, 2014, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the financial statements of JetTrade, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated March 1, 2014 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 1, 2014

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2013

NET CAPITAL:	
Total shareholders' equity	$ 74,895
Deduct shareholders' equity not allowable for net capital	-
Total shareholders' equity qualified for net capital	74,895
Add:	
Subordinated borrowings allowable in computation of net capital	50,000
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	124,895
Deductions/charges -	
Non-allowable assets:	
Accounts receivable -other	-
Prepaid expenses	4,120
Deferred income tax	2,850
Total deductions	6,970
Net capital before haircuts on securities positions	117,925
Haircuts on securities:	
Trading and investment securities	1,268
Other securities	-
Undue concentrations	-
NET CAPITAL	$ 116,657

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2013
(Continued)

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	833
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	56
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	16,657
Excess net capital at 1000%	$	116,574
Ratio of aggregate indebtedness to net capital		0.007
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	121,925
Net audit adjustments		(5,268)
NET CAPITAL	$	116,657

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors' Report on Supplementary Information.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of JetTrade, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 1, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 1, 2014

Developing People for Superior Service

JDCLOUD CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by JetTrade, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records for check paid to SIPC for $363.22, and copies of the checks for payment, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 as amended for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 1, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052131 FINRA DEC
JETTRADE INC 15*15
463 OHIO PIKE STE 105
CINCINNATI OH 45255-3722

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 757.66
   B. Less payment made with SIPC-6 filed (exclude interest) (394.44)
   8/1/2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 363.22
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 363.22
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 363.22
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JetTrade, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 28 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$306,476
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	1,170
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,582	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,582
Total deductions	$303,064
2d. SIPC Net Operating Revenues	$757.66
2e. General Assessment @ .0025	(to page 1, line 2.A.)